UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-16139

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

Not applicable.

Item 5.02(b) and (c)
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

Item 5.02(b) and (c)

DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS;
APPOINTMENT OF PRINCIPAL OFFICERS

On June 30, 2005, Mr. Vivek Paul, Vice-Chairman and member of the Board of Directors of Wipro Limited (the “Company”) tendered his resignation from the Company, which will become effective from the close of business hours on October 1, 2005.

The Company also appointed Dr. A. Lakshman Rao as the Chief Operating Officer of the Company with immediate effect. Dr. A. L. Rao has served as President-Telecom & Internetworking Solutions Vertical of Wipro Technologies since October 2000 and has been with the Company in several other positions since August 1980. Dr. A. L. Rao holds a B.S., M.S. and Ph.D. in Nuclear Physics from Andhra University in India.

Attached as Exhibit 99.1 is a copy of the letter from the Company to the Stock Exchange, Mumbai, the National Stock Exchange of India Limited, and the New York Stock Exchange dated June 30, 2005, announcing the change in the Company’s management. The press release issued by the Company is also enclosed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Azim H. Premji

Azim H. Premji
Chairman of the Board and Managing Director

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Executive Vice President-Finance

Dated: July 6, 2005

INDEX TO EXHIBITS

Exhibits
99.1	Letter to the Stock Exchanges dated June 30, 2005 filed herewith.